EXHIBIT 99.1

Hygo Energy Transition update

Golar LNG Limited announces today that its 50/50 downstream joint venture company, Hygo Energy Transition Limited, has issued a statement regarding its internal review.  That statement is reproduced below:

Board of Hygo provides update on Internal Review

The Board of Directors of Hygo Energy Transition Limited (“Hygo”) became aware in late September of allegations involving an individual who was then serving as Hygo's Chief Executive involving conduct unrelated to this company and that predated his work at Hygo. On October 19,2020,  Hygo appointed Mr. Paul Hanrahan as a Director and its new Chief Executive and also appointed Mrs. Kate Blankenship as a new independent Director.

In addition, on September 25, 2020, Hygo’s board initiated an internal review in response to these allegations. The law firm Simpson Thacher & Bartlett LLP was retained by Hygo’s board to conduct the review with assistance from forensic accountants at FTI Consulting and the Brazilian law firm Demarest Advogados. The review has included forensic accounting work and review of certain contracts, interviews with certain company personnel and representatives, and review of internal audit material, certain corporate card expenses and Hygo’s anti-corruption policies.

The procedures undertaken by these advisors as part of the review have not identified evidence establishing bribery or other corrupt conduct involving Hygo. The Board is pleased with the output to date and will continue its review and oversight in accordance with the ethical and corporate governance standards established by the applicable law.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar LNG Limited and Hygo Energy Transition Limited undertake no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. Golar LNG Limited and Hygo Energy Transition Limited undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law

Hamilton, Bermuda

October 28, 2020

Enquiries:

Golar Management Limited: + 44 207 063 7900

Eduardo Maranhão

Stuart Buchanan